Exhibit 99.16

ZenaTech's ZenaDrone Moves IQ Aqua Underwater Mine-Detection Drone into U.S. Field Testing in Florida

Company validates performance in real-world marine conditions as it prepares a faster Version 2 platform, targeting a global commercial and defense underwater drone market expected to exceed $16 billion USD by 2034

Vancouver, British Columbia, (July 9, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its ZenaDrone subsidiary has moved the IQ Aqua autonomous underwater vehicle (AUV) into an active U.S. field testing program. Testing is being conducted in the Pensacola, Florida area near the Company’s Drone as a Service office location, marking a key milestone since ZenaTech first unveiled the IQ Aqua prototype in March 2026. The testing program consists of putting the IQ Aqua drone through both controlled aquatic environments and natural, open water bodies, allowing the engineering team to validate the drone’s stability, maneuverability, sensors and autonomous navigation across a range of real-world operating conditions ahead of broader testing and next version deployment.

"Moving from prototype to structured field testing in a matter of weeks demonstrates the speed at which our team is executing on the IQ Aqua program," said Shaun Passley, Ph.D., ZenaTech CEO. "Underwater mine detection is one of the most pressing gaps in modern maritime warfare as mines are inexpensive to deploy and dangerous and costly to clear using traditional manned methods, and militaries around the world are actively looking for autonomous alternatives. That urgency translates into real demand, and we believe IQ Aqua positions us to capture a meaningful share of an underwater drone market that is expected to grow to over $16 billion over the next decade. Every test run mission in Pensacola gets us closer to giving global defense forces a platform to fill a need in one of the fastest-growing segments in defense technology."

The IQ Aqua is designed to extend ZenaDrone’s IQ series family of autonomous air, land, and water-surface drones into underwater operations, with a primary focus on defense applications, including undersea mine detection and countermeasure support, covert underwater intelligence, surveillance, reconnaissance (ISR), and port and harbor threat detection. The platform is also being developed for commercial use, including autonomous inspection of energy pipelines, bridges, and other maritime infrastructure, offering an alternative to costly and higher-risk diver or manned-vessel deployments.

In parallel with the Pensacola testing program, ZenaDrone is advancing development of the IQ Aqua Version 2, with the team currently ordering components and preparing for assembly at ZenaDrone’s manufacturing facility in the United Arab Emirates, with completion targeted in the coming weeks. Version 2 is being engineered to be faster than the current prototype, incorporating a different propulsion system intended to improve speed and operational range designed for future defense and commercial deployments.

The global underwater drone market is projected to exceed $16 billion USD by 2034, according to Global Market Insights, with defense and security applications representing the fastest-growing segment of that market. The Company plans to target U.S. defense customers, NATO partners, and U.S. allied Gulf nations as well as commercial customers.  ZenaTech and will provide additional updates as new developmental and testing milestones are achieved.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Aqua, IQ Sphere, IQ Nano, and counter UAS interceptor drones; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.